NORTHERN DYNASTY ANNOUNCES PROPOSED US$13.5 MILLION MARKETED OFFERING

December 12, 2019, Vancouver, BC - Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") announces that the Company is undertaking an overnight marketed public offering of common shares of the Company for gross proceeds of up to US$13.5 million (the "Offering").  The Offering is expected to be completed pursuant to an underwriting agreement to be entered into between the Company and Cantor Fitzgerald Canada Corporation, as lead underwriter and sole book-runner on behalf of itself and a syndicate of underwriters (collectively, the "Underwriters").  The price and number of common shares to be sold will be determined in the course of marketing and there can be no assurance as to whether or when the Offering will be completed.

In addition, Northern Dynasty will grant the Underwriters an over-allotment option (the "Over-Allotment Option") exercisable, in whole or in part, in the sole discretion of the Underwriters, to purchase up to an additional 15% of the number of common shares sold in the Offering for up to 30 days after the closing, on the same terms and conditions as the Offering.

The Company will pay the Underwriters a cash commission equal to 6.0% of the gross proceeds of the Offering, including proceeds received from the exercise of the Over-Allotment Option, at the closing of the Offering.

Closing of the Offering will be subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the NYSE American.  Anticipated uses of the proceeds of the Offering are (i) operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project and advancement of the U.S. Army Corps of Engineers Environmental Impact Statement ("EIS"); (ii) ongoing outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal governments, Alaska Native partners and broader regional and state-wide stakeholder groups; and (iii) general corporate purposes. To the extent that the gross proceeds of the Offering and the Concurrent Private Placement described below exceed US$20 million in aggregate, the Company will use CDN$1,750,000 of the proceeds of the Offering and the Concurrent Private Placement (proportionately) to repay current outstanding indebtedness under a credit facility made available to the Company.

The financing will enable the Company's 100%-owned US subsidiary Pebble Limited Partnership ("Pebble Partnership") in Alaska to continue other work necessary to support timely completion of the EIS permitting process for the Pebble Project in 2020 and for general corporate purposes. Meanwhile, Northern Dynasty remains in discussion with potential partners to secure long-term funding to initiate state permitting and project development.

The Offering will be made by way of a prospectus supplement (the "Prospectus Supplement") to the Company's existing Canadian base shelf prospectus (the "Base Shelf Prospectus") and related U.S. registration statement on Form F-10 (SEC File No. 333-229262) (the "Registration Statement").  The U.S. form of Base Shelf Prospectus is included in the Registration Statement.  The Prospectus Supplement will be filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission (the "SEC").  The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) will be available on SEDAR at www.sedar.com. The United States Prospectus Supplement (together with U.S. Base Shelf Prospectus and the Registration Statement) will be available on the SEC's website at www.sec.gov.  Alternatively, the Prospectus Supplement may be obtained, when available, upon request by contacting the Company or Cantor Fitzgerald Canada Corporation in Canada, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com; Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com.

In addition to the Offering, Northern Dynasty is proposing to undertake a non-brokered private placement of common shares of the Company at the same price as the common shares are sold in the Offering, for gross proceeds to the Company of up to US$5 million (the "Concurrent Private Placement").  No commission or finder's fee is payable to the Underwriters in connection with the Concurrent Private Placement. Common shares issued pursuant to the Concurrent Private Placement will be subject to applicable resale restrictions, including a four month hold period under Canadian securities legislation. Closing of the Concurrent Private Placement is subject to the approval of the TSX and the NYSE American. Closing of Offering is not conditional upon the closing of the Concurrent Private Placement and closing of the Concurrent Private Placement is not conditional on the closing of the Offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada.  Northern Dynasty's principal asset, owned through its wholly owned, Alaska-based U.S. subsidiary, the Pebble Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit.  The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation, and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). The use of any of the words "expect", "plan", "update" and similar expressions are intended to identify forward-looking information or statements. These statements include expectations about the likelihood of completion of the Offering or the Concurrent Private Placement, the amount of funds to be raised, the use of proceeds of the Offering and the Concurrent Private Placement, the anticipated closing of the Offering and the Concurrent Private Placement, the finalization of the Environmental Impact Study by the U.S. Army Corps of Engineers, the ability of the Company to proceed with permit applications for the development of the Pebble Project, the ability of the Company to obtain the necessary federal and state permits for the development of the Pebble Project and the ability of the Company to secure the required Canadian and US regulatory and stock exchange acceptances for the Offering. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission at www.sec.gov.